EXHIBIT 99.1

Osisko Development Engages Hybrid Financial

MONTRÉAL, June 09, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corp. ("Osisko Development" or the "Company") (ODV: TSX-V), has entered into a marketing agreement (the "Hybrid Agreement") with Hybrid Financial Ltd. ("Hybrid") pursuant to which, among other things, Hybrid has agreed to provide certain investor relations services to the Company in accordance with Policy 3.4 – Investor Relations, Promotional and Market-Making Activities of the TSX Venture Exchange (the "Exchange").

Hybrid's engagement is for an initial term of 12 months (the "Initial Term"). The Hybrid Agreement shall be automatically renewed for successive 6 month periods thereafter (each a "Renewal Term") until written notice of termination is provided by either party to the other at least 30 days prior to the end of the Initial Term or the Renewal Term. In consideration for their services, Hybrid will receive US$15,000.00 per month, payable monthly, in advance of the services provided.

Hybrid is a sales and distribution company that actively connects issuers to the investment community across North America. Using a data driven approach Hybrid offers comprehensive coverage of both Canadian and U.S. markets. Through Hybrid's engagement, the Company hopes to heighten market awareness for Osisko Development and broaden the Company's reach within the investment community

There are no performance factors contained in the Hybrid Agreement and Hybrid will not receive common shares or options as compensation. Further, Hybrid and the Company are unrelated and unaffiliated entities and, at the time of the Hybrid Agreement, neither Hybrid nor any of its principals have an interest, directly or indirectly, in the securities of the Company.

About Osisko Development Corp.

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian, U.S.A. and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico and the Trixie gold test mine, located in Utah, U.S.A.

For further information about Osisko Development Corp., please contact: Jean-Francois Lemonde, VP Investor Relations Telephone : (514) 299-4926 Email: jflemonde@osiskodev.com

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking statements regarding the Company based on current expectations and assumptions of management, which involve known and unknown risks and uncertainties associated with our business and the economic environment in which the business operates. All such statements are forward-looking statements under applicable Canadian securities legislation. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In particular, this news release contains forward-looking statements pertaining to increasing market awareness for Osisko Development and its business and its strategic corporate vision for growing Osisko Development's awareness in the market. By their nature, forward-looking statements require us to make assumptions. Assumptions are based in part on the ability to secure regulatory approval. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to risks relating to the Company failing to obtain the requisite regulatory (including the TSX Venture Exchange) approvals; the terms as described hereof may be amended following the date hereof; the impact of the evolving COVID-19 pandemic on the Company's business, operations and sales and related adverse effects on the economies and financial markets of countries in which the Company operates; the engagement of Hybrid (if at all, on the terms described herein); the ability of Hybrid to increase the market awareness for the Company; and the ability of the Company to pay Hybrid's fees. Although the Company believes that the expectations reflected in the forward looking statements contained in this news release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. We caution our readers of this news release not to place undue reliance on our forward-looking statements as a number of factors could cause actual results or conditions to differ materially from current expectations. Additional information on these and other factors that could affect the Company's operations are set forth in the Company's continuous disclosure documents that can be found on SEDAR (www.sedar.com) under Osisko Development's issuer profile. Osisko Development does not intend, and disclaims any obligation, except as required by law, to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.